99 (I)

DWORKIN, CHAMBERS & WILLIAMS, P.C.
3900 E. Mexico Ave, #1300
Denver, CO 80210
(303) 584.0990 phone
(303) 584.0995 fax

June 29, 2000

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Global Innovative Systems Inc.
      Form 10 SB Registration Statement- Amendment No.1


Ladies and Gentlemen:


Via EDGAR and U.S. Mail

Andrew Thorpe, Esquire
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Global Innovative Systems Inc.'s Amendment No. 1
          Form 10 SB filed April 11, 2000
          Comment Letter received June 8, 2000

Dear Mr. Thorpe:

This letter addresses the Staff's Comments contained in the June 8, 2000, correspondence to Mr. Helge Freudentheil, President of the
Registrant, Global innovative Systems.

Form 10-SB
Part I
1. The safe harbor in the Litigation reform Act of 1995 for "forward looking statements" is not applicable to an issuer that at the time of the statement, was not subject to the reporting requirements of section 13(a) or 15 (d) of the Exchange Act. The inclusion of this language is likely to confuse your readers. Either delete all of this disclosure or, in the alternative, revise the disclosure here, and elsewhere in the document where the term appears, to specifically state that the safe harbor in the Litigation Reform Act of 1995 is not applicable to the disclosure in this document.

The Company is mindful of your request, but has not deleted or modified the original language because it has been advised that this disclosure is now applicable without modification given that its Form 10-SB was filed more than 60 days ago and the Company is now subject to the reporting
requirements of section 13(a).   The Company will however adhere to
the Staff's comment and revise the language as requested if the Staff disagrees with this position.

Item 1: Description of Business
I. Business Development
A. Global Innovative Systems, page 2.

2. Exhibit 10(I) suggests that Messrs. Walter Niemi, Ken Bergestad,
Robert Stark and Lloyd Freudentheil were shareholders of Global Innovative Systems before the acquisition of Niew Industries. Please advise or revise.

Exhibit 10(I) was written during the autumn of 1999 and it did contemplate that these individuals would become shareholders on December 1, 1999, immediately after the initial closing date. Thus in fact none of these individuals was a Global innovative Systems Inc. shareholder prior to the acquisition of Niew Industries Inc.

3. Disclose the total number of full time and part time employees.

The Company employs three full time employees. They are Ken Bergestad, Walter Niemi and Lloyd Olson. The Company has no part time employees. Appropriate revisions have been made to Amendment no. 1 at EDGAR page 2.

B. Niew Industries Inc. page 2.

4. Discuss the amounts and the circumstances surrounding any capital contributions that Niew Industries has received prior to the December 1999 reverse acquisition.

Item 2 has been amended to describe the issuance of capital in Niew from the date of incorporation to the date of the reverse acquisition. See EDGAR page 2.

5. Briefly explain whether the TRAMS System is the main component of an asphalt plant or whether additional equipment is needed to produce asphalt.

Appropriate revisions have been made to Amendment No. 1 to address this comment. See EDGAR pages 2 and 3.

6. Explain why it is necessary to move an asphalt mixer. Clarify whether the asphalt is mixed at an asphalt plant, a gravel pit, or at a construction sight. Is the system intended for temporary usage, e.g.
a residential driveway?

Appropriate revisions have been made to Amendment No. 1 to address this comment. See EDGAR pages 2 and 3. The system is intended for temporary usage and its efficient operating process makes it economically appropriate for such applications.

7. Discuss whether your system has been patented or is patentable. What are your plans in this regard?

Appropriate revisions have been made to Amendment No. 1 to address this comment. See EDGAR page 2.

8. What are the advantages of a system that is compact or mobile? Have you conducted any market studies concerning the demand for a system like this?

Appropriate revisions have been made to Amendment No. 1 to address this comment. See EDGAR page 3.

No market study has been conducted, however the Company's market evaluation of the paving industry leads management to believe that contractors and owners must downsize their equipment to compete for the smaller or specialty projects. The TRAMS 100 to 150 ton an hour plant meets this challenge.

9. Compare the size and mobility of present systems with your prototype.

Appropriate revisions have been made to Amendment No. 1 to address this comment. See EDGAR pages 2 and 3.

10. We note you plan to build another trailer to house a silo and tanks. Does this mean the asphalt plant itself also is constructed on a trailer?

Yes, the management intends to build a trailer to house a silo and a detachable asphalt tank with a fuel tank and propane tank. The TRAMS Plant is housed on a trailer. A highway tractor hooks onto the fifth wheel pin and the Plant is mobile. See EDGAR pages 2 and 3 for new language addressing this comment.

11. Revise and expand the discussion to reduce the amount of jargon so it is understandable to people who are not employed or familiar with your industry. For example, what do the following phrases mean:

* NII's goal is to create a mixing system that is easier and quicker to mobilize than conventional systems and does not burn the asphalt, increasing product life.
* No materials are taken our of the mix as do plants with water settling ponds.
* Productivity is anticipated to be equal to plants of the same capacity which take five loads to move, as compared to the two loads of the TRAMS System.

Appropriate revisions have been made to Amendment No. 1 to address these comments. See EDGAR pages 2 and 3.

12. Clarify whether the testing of your system has been by customers or third party evaluators.

Appropriate revisions have been made to Amendment No. 1 to address this comment. See EDGAR pages 2, 3 and 6.

13. Explain why Mr. Westwood's silo design will not be used in Phase II.

Appropriate revisions have been made to Amendment No. 1 to address this comment. See EDGAR pages 3 and 4.

14. Clarify the relationship between Mr. Westwood and Everall Construction. Does Everall Construction own the prototype or the rights to its design?

Appropriate revisions have been made to Amendment No. 1 to address this comment. See EDGAR pages 3 and 4.

15. Clarify how an the extent to which the Portable Overhead Bin, for which you have entered into a licensing agreement, is involved in the system you plan to market. How many Portable Overhead Bins have been sold and describe the market for these devices.

Appropriate revisions have been made to Amendment No. 1 to address these comments. See EDGAR pages 3 and 4.

Industry Overview and Competition, page 5.

16. Provide us supplementally with the support for the statements made in this section.

A third party contractor from the asphalt industry supplied the information about the eight major manufacturers. This information was received in the Spring 1998, and was considered by the third party to be conservative.
The Company's management provides below the names of the eight manufacturers
of asphalt plants with their web sites.   Management also relies upon
information that it receives from the National Asphalt Pavement Association ("NAPA") to support these statements. NAPA's address is 5100 Forbes Blvd., Lankham MD 20706-4413. (napa@hotmix.org). (301.731.4748 & 888.468.6499).

The Company will use the gravel pit located ten miles north of Quesnel, B.C., Canada because at this location the required gravels are in place. This pit is the property of Mr. Terrance Givens.

The eight major manufacturers are: (a) Astec, P.O. Box 72787, 4101 Jerome Ave., Chattanooga TN (www.astecinc.com) (423.867.4210); (b) ADM Inc., 1 ADM Parkway, Huntertown IN 46748 (www.admasphaltplants.com) (219.637.5729); (c) Almix, 13333 Highway 24 West, Ft. Wayne IN 46804 (www.almix.com) (219.672.3004); (d) Gentec / Stansteel, 12700 Shelbyville Rd., Louisville KY 40240 (www.gentecasphalt.com) (502.245.1977); (e) BDM Engineering Inc., P.O. Box 3087, Tustin, CA 92681 (www.bdm-engineering.com) (714.558.6129 & 800.323.6745); (f) CMI Corp., P.O. Box 1985, Oklahoma City, OK 73101-1985
(www.cmicorp.com) (405.787.6020); (g) Gencor Industries Inc. (407.290.6000);
(h) Cedar Rapids (a Raytheon company) 916 Sixteenth St., N.E., Cedar Rapids, IA 5240 _ (319.399.4771 & 800.821.5600).

Research and Development, page 5.

17. Is there any affiliation between Columbia Bitulithic and the Company or its affiliates? When did testing begin? What, if any, arrangement do you have with Columbia Bitulithic?

Appropriate revisions have been made to Amendment No. 1 to address these comments. See EDGAR page 6.

18. Did Columbia Bitulithic bear any of the research and development expenses?

Appropriate revisions have been made to Amendment No. 1 to address these comments. See EDGAR page 6.

19. We note your research and development costs were reduced by grants and subsidies. What specific grants and subsidies did you receive and when?

The "Research and Development" discussion has been amended to clarify that Research and Development expenses are reduced for investment tax credits recoverable. See also Comment 54 and the Company's response, below.

V. Regulatory Background, page 6.

20. Define and explain the operation of a bag-house and wet scrubber.

Appropriate revisions have been made to Amendment No. 1 to address this comment. See EDGAR page 7.

21. How many asphalt plants currently operate in British Columbia? Do the other provinces have similar waste management acts? Are there specifications for compliance more stringent? Are the compliance dates the same?

Appropriate revisions have been made to Amendment No. 1 to address these comments. See EDGAR page 7.

22. We note that you failed to meet the regulatory specifications for particulates, and you have barely met the specifications for carbon monoxide. Discuss whether you believe that the TRAMS System will ever meet these specifications through modifications to the equipment.

Appropriate revisions have been made to Amendment No. 1 to address this comment. See EDGAR page 7.

23. Discuss the consequences to the Company if your products do not meet these specifications. Will you not be able to sell your products? Will the regulators levy fines against you? What other costs would be associated with non-compliance with the environmental specifications.

Appropriate revisions have been made to Amendment No. 1 to address these comments. See EDGAR page 7.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

24. Revise the first paragraph of the section to clearly state that the operations of the surviving entity will be those of Niew Industries and, as a result, you are presenting a discussion of the historical results of Niew Industries.

The introductory paragraph to the MD&A Plan of Operation has been amended to include clarification that the discussion is centered upon Niew Industries Inc. as the successor in business.

Results of Operations, pages 7-9.

25. Quantify the trends in your various expense items throughout the Results of Operations, and provide a corresponding explanation for each trend.

The MD&A discussion has been amended to document quantified differences in period over period presentation together with a corresponding explanation for each trend.

26. Revise your statements of operations data to present in the same format as your financial statements or separately disclose interest income and disclose the types of costs included in general and administrative expenses.

The Statement of Operations Data has been amended to separately disclose interest income and to describe the type of costs included in general and administrative expenses.

27. We do not understand the disclosure that ". . . professional fees increased from 1998 to 1999 as a result of additional costs anticipated to be incurred . . . ." If you have not actually incurred these expenses, tell us why they are recorded on your income statement.

The wording has been amended to replace the word "anticipated."

28. Discuss the reasons for the significant decrease in general and administrative expenses for the three months ended December 31, 1999.

Explanations of variances for the six months ended March 31, 2000, to 1999, are provided in the MD&A. December 1999 interim financial statements were replaced with updated interim financial statements to March 31, 2000.

29. The MD&A should discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your net sales, revenues, income from continuing operations, and short term or long term liquidity. In this regard, since existing plants must be upgraded by 2001 to meet regulatory requirements, what effect will the fact your system is not currently operational have on your future prospects?

The Plan of Operations has been updated to reflect known uncertainties that are reasonably possible to have an impact on sales and profitability including the uncertainty regarding 2001 environmental regulations.

Liquidity and Capital Resources.

30 Disclose the amount of funds currently available, and whether they will be sufficient to complete Phase I and Phase II of your business plan. Discuss whether you currently have access to sufficient funds.

Liquidity and Capital Resources have been amended to include the status of funds presently available and access to alternative sources of funds.

31. How much funding is required to implement and complete your stated plan? When are the funds required?

The anticipated cost of the stated plan has been incorporated into the liquidity and capital resources section of the MD&A.

32. Disclose the consequence to your business if you are unable to raise additional funds. Will you be able to continue Phase I or Phase II? For how long?

Commentary has been added to discuss the impact on the continued development if the Company is unable to raise additional funds.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

33. Please confirm that neither Mr. Freudentheil or any of his affiliates are shareholders of the company or hold any warrants, options or other agreements concerning or involving the company's securities. In addition, please confirm the company has had no transactions with P.G. Machine Works or its affiliates.


Mr. Helge Freudentheil serves as the Company's president, but he is not a shareholder of the Company in any respect. Likewise he is not a holder of any of the Company's warrants, options or a party to any other agreement concerning or involving the Company's securities. This will confirm that the company has had no transaction with P.G. Machine Works or its affiliates. Appropriate changes are included on EDGAR page 14.


34. Expand the discussion concerning Mr. Bergestad to indicate his employment for the past five years.

Appropriate revisions have been made to Amendment No. 1 at EDGAR page 14 addressing this comment.

35. Tell us the work performed by Mr. Olson. Please note the requirements of Item 401 (b) of Regulation S-B.

Appropriate revisions have been made to Amendment No. 1 at EDGAR page 14 to address this comment.

Item 7.  Certain Relationships and Related Transactions.

36. Disclose the specific interest rate on the loan from Mr. Bergestad's father.

Appropriate revisions have been made to Amendment No. 1 at EDGAR page 17 to address this comment.

37. Please clarify whether the "advances" to Niew Industries, to the directors, and to Remote Security were actually "loans."

Appropriate revisions have been made to Item 7, at EDGAR page 17, to clarify that the director/stockholder advances were in fact loans while the advances to Remote Security Ltd. was a non-refundable payment in contemplation of acquisition.

38. Disclose the outstanding balance of the advances from the certain shareholders. Also discuss the relationship between the shareholder and the company. Are there controlling shareholders? If so, provide their names.

Appropriate revisions have been made to item 7, at EDGAR page 17, to disclose the outstanding balance of advances to shareholders. Amounts are owing to the former stockholders of Niew Industries Inc., now the controlling stockholders of the Registrant.

Item 13. Financial Statements.

Pro Forma Balance Sheet.

39. Based on your disclosures in Item 10, it appears that the pro forma of shares of common stock outstanding should equal 22 million, consisting of 10 million shares held by former shareholders of Global and the 12 million shares issued to shareholders of Niew Industries. Please revise or advise.


Item 10 has been amended to clarify that there were 9.7 million shares outstanding at the date of acquisition of Niew Industries Inc. In 1997, 300,000 of the originally issued 10 million shares were redeemed. The pro forma financial statements were removed from the Registration statement as were the December 31, 1999, unaudited interim financial statements. In their place, consolidated financial statements of the Registrant at March 31, 2000 have been filed. The March 31, 2000, Balance Sheet is consolidated to include the accounts of Niew Industries Inc. and the Registrant. There are no pro forma adjustments on the Statements of Operations and the Registrant was inactive prior to the date of acquisition. Accordingly, the pro forma statements of operations at September 30, 1999 and March 31, 2000 are identical to the historical financial statements presented elsewhere in this Registration Statement.

An explanation for the exclusion of pro forma financial statements is included in the discussion of financial statement exhibits and readers are specifically referred to the March 31, 2000 and September 30, 1999 financial statements.

Pro Forma Statement of Operations.

40. Revise the number of weighted average outstanding to 22 million since the pro forma statements assume the transaction occurred at the beginning of the earliest period presented.

Please see the response to Comment 39, above. The pro forma financial statements have been removed from the Registration Statement. The weighted average number of shares outstanding as of the earliest period presented is in fact 21.7 million.

Notes to the Pro Forma Financial Statements.

41. Disclose the fiscal year of the registrant, Global innovative Systems Inc. Indicate whether the registrant will adopt Niew Industries' September 30 fiscal year end.

See the response to Comment 40, above. The pro forma financial statements have been removed from the Registration Statement. Note 3 to the March 31, 2000, consolidated interim financial statements includes a discussion that September 30 will be retained as the Company's fiscal year end.

42. At December 31, 1999, Niew Industries presents the advances from Global of $414,302 while Global presents a receivable from Niew Industries and a loan payable for the same amount. Tell us who advanced the funds to Global and for what reason. Tell us when did Global advance funds to Niew Industries and for what reason. Tell us the date of each of these transactions. Is the parenthetical disclosure in footnote 1 intended to say that shareholders of Niew Industries initially advanced these funds to Global? If so, revise the footnote to clarify the disclosure. Otherwise, explain to us the reasons Global acquired loans from Niew before the transaction date. Revise footnote 1 as appropriate.

Please see the response to Comment 40, above.  The pro forma financial statements have been removed from the Registration Statement. Niew's stockholders advanced US $ 414,302 (updated to approximately $420,000 in the March 31, 2000, financial statements as a result of currency exchange since the advances are in Canadian dollars) to Niew in fiscal years 1998 and 1999 to finance research and development of Niew's twin rotating asphalt system. On October 31, 1999, in contemplation of the acquisition, the Registrant acquired the loans from the stockholders of Niew Industries Inc.
in exchange for a note payable from the Registrant in the amount of $414,302. Concurrent with the acquisition of Niew Industries Inc., the Registrant issued 12 million shares to settle the note payable and to acquire all the issued and outstanding common shares of Niew Industries Inc. The loan receivable between Niew Industries Inc. and the Registrant eliminates on consolidation.

43. Disclose, and explain to us, why the loan payable of $414,302 is adjusted to zero on the pro forma balance sheet. Are the loans currently payable to stockholders or did stockholders forgive the loans and make a capital contribution to the Company?

Please see the Response to Comment 40 above. The pro forma financial statements have been removed from the Registration Statement. The loans fully eliminate on consolidation at March 31, 2000 while the amount owing to the former stockholders of Niew Industries Inc. was settled on the acquisition date with the issuance of 12 million shares of common stock. Accordingly, on consolidation settlement of the note payable increases the value attributed to the net assets of the Registrant at the acquisition date. The fair value of the Registrant's net assets acquired was used to value the shares issued.

Financial Statements of Niew Industries Inc.
Unaudited Interim Financial Statements for the three months ended December 31, 1999.

Please note that the December 31, 1999, financial statements of Niew Industries have been removed and replaced with the consolidated financial statements of the Registrant for the six months ended March 31, 2000, in response to Comment 57, below.

Note 4, Loans Payable, page 34.

44. Disclose whether the loan is secured. Since you refer to the loans as advances with no specific terms of repayment and do not bear interest, we assume the loans are payable on demand. Reclassify the amounts as current liabilities since they appear to be short-term obligations. Otherwise explain to us your basis under GAAP for the classification of all loans and advances as long term obligations, citing authoritative accounting literature. Tell us how you considered paragraph 5 of SFAS 78 which amends paragraph 7 of Chapter 3A of ARB 43. Provide us with a copy of all loan agreements.

Loans payable previously segregated are now included in Advances from Stockholders (Note 6 to the March 31, 2000, unaudited consolidated financial statements) which contains disclosure of the fact that the loans are "unsecured." All loans payable without specific terms of repayment have been reclassified as "current liabilities." There are no formal loan agreements in place for the advances payable.

45. Disclose whether the advances are due to a related party and if so, disclose your relationship with the lender. If the advances are not payable to a related party, identify the lender and disclose the reason for the favorable terms.

Loans and advances previously referred to in Note 5 to the December 31, 1999, unaudited consolidated financial statements are from stockholders and have been reclassified as "Advances from stockholders" in the March 31, 2000, consolidated financial statements.

Note 5.  Advances from Stockholders and Directors, page 34.

46. We note that no interest is charged on related party debt. Disclose the average balance due to the stockholders and directors and provide an analysis of the "Advances from Stockholders and Directors" for each period presented. See Interpretive Response to Question 4 of SAB Topic 1.B.1.

The notes to the financial statements now include disclosure of the composition of loans and the average loan balance as set forth in the requirements of SAB 1.B.1.

47. The statements of operations disclose rent expense of only $68 for the three months ended December 31, 1999. However on page 10 you disclose that you rent office space at Elm Street for $350 per month. Disclose how you account for the rent payments on the facilities at Elm Street, or revise the statement and correctly record the amount. Also on page 10, you disclose that you do not pay rent to Bergestad. Record the fair value of rent for offices located in the residence of Mr. Bergestad, or advise us. Please confirm that the historical financial statements include all costs of doing business, including officers' salaries.

Item 3 has been amended to clarify that the property rented in Quesnel, B.C. commenced on March 1, 2000. For the period from mid 1999, to February 29, 2000, the Company did not formally lease space. The TRAMS is stored outside of a former shop by a party negotiating at arm's length for no cost to the Company. No value is attributed in the financial statements of the Registrant or Niew Industries Inc. to the rental space in Mr. Bergestad's residence. Mr. Bergestad's residence is used as an office for the Company since administrative activity for the period prior to March 1, 2000, does not yet warrant formal separate office space. Any value assigned to the part time rental of space in Mr. Bergestad's residence is insignificant to the financial statements. There are no other expenses incurred by the directors on behalf of the Company for which accounting recognition has not been given.

Note 6. Advances from Global Innovative Systems Inc., page 35.

48. Disclose the reason Global acquired the advances from Niew before the transaction date. Disclose how Global acquired the stockholder advances and the nature of the consideration received. Expand note 10 to disclose whether the acquisition of stockholder advances was condition of the share exchange agreement.

Note 3 to the March 31, 2000, financial statements discloses that the amounts owing to the stockholders of Niew were acquired by the Company along with 100 percent of the issued and outstanding common shares of Niew in exchange for 12 million shares of the Registrant. The acquisition of the loans occurred on October 31, 1999, in contemplation of closing the acquisition, which occurred on January 31, 2000.

Audited Financial Statements for the years ended September 30, 1999 and 1998, page 38.

49. Revise your disclosures based on the preceding interim financial statement comments, as appropriate.

The September 30, 1999, financial statements of Niew Industries Inc. were amended to incorporate changes and modifications as set forth in the responses to the above comments.

50. We note the financial statements and the accompanying notes are labeled as "Unaudited." Please revise.

The references to "Unaudited" have been removed from the September 30, 1999, financial statements.

Auditors Reports, page 39.

51. Revise to state that the audit was conducted in accordance with U.S. generally accepted auditing standards or include a statement in the report that generally accepted standards for auditing in Canada is substantially similar, in all material respects, to generally accepted auditing standards in the United States. Revise the report to comply fully with AU 341 of the AICPA's Professional Standards.

A Report of Independent Accountants has been included in place of the Auditor's Report and Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Differences previously included. The Report of
Independent Accountants states that the audit was performed in accordance with auditing standards generally accepted in the United States.

52. Revise to include a typed signature to identify the accountant issuing the report. See Rule 2-02 (a) of Regulation S-X and Rule 232.302 of Regulation S-T.

The Report of Independent Accountants now properly includes a signature of the accountant issuing the report.

Notes to Financial Statements.
Note 2. Summary of Significant Accounting Policies, page 45.

Investment Tax Credit.

53. We note that once the tax credit application is audited by Canada Customs and Revenue, it is reasonably possible the estimate could change materially. Disclose that investment tax credits refundable are presented at their realizable value net of any reasonably possible adjustments by Canada
Customs and Revenue.

The accounting policy for Investment Tax Credits has been amended to include a comment regarding the basis for valuation of the amount recoverable.

54. Clarify your disclosures regarding the nature of the credit. Is the amount a tax credit or a research and development credit? Disclose your basis for deducting the credit against research and development costs and not recording the credit as a tax benefit.

Investment tax credits (similar in nature to research grants) are earned by qualifying Canadian companies at a specified percentage (generally 35 percent) of research and development expenditures during the period. The investment tax credit program is an incentive program offered by the Canadian Customs and Revenue Agency (Canada's taxation authority) for research and development activity. The credits earned in the year of expenditure are taxed at normal Canadian tax rates in the year following the year to which the credits relate. Accordingly, from an accounting perspective these credits are treated more along the lines of a taxable grant than a tax reduction, since such credits are earned whether or not tax is payable.

Note 2.  Research and Development Costs, page 46.

55. Clarify, and explain to us, whether research and development costs are reduced by investment tax credits received or accrued. We note no investment tax credits were deducted from research and development costs for the three months ended December 31, 1999 and 1998. Please explain.

The Research and Development accounting has been clarified to state that investment tax credits reduce the cost of research and development as the credits are accrued. The consolidated interim financial statements at March 31, 2000, now appropriately reflect an estimate of amounts recoverable at March 31, 2000 and 1999.

Item 15.  Index to Exhibits.

56. File as exhibit 27 the Financial Data Schedule required by Rule 601 (c) of Regulation S-B.

Exhibit 27 is now included in the Registration Statement.

Closing Accounting Comments.

57.  Comply with the updating requirements of Item 310 (g) of Regulation
S-B.

March 31, 2000, interim financial statements have been included in the Registration Statement replacing interim financial statements as at December 31, 1999.

58. Disclose all significant events or transactions not yet reported in a recent developments section.

All significant events and transactions have been disclosed in the March 31, 2000 - interim financial statements.

General.

59. File an amendment in response to these comments. Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR with the form type label " CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

We have attached this letter responding to your comments to the Registration Statement with the form type label "CORRESP" as Exhibit 99(ii) and also have sent it by regular mail. Thank you for your attention to this file. Please notify the undersigned or any of the persons receiving a copy of this letter if there are additional comments or questions.

Sincerely,

/s/ Bradford J. Lam
------------------------
Bradford J. Lam

BJL/jjs
Cc: Michael Madsen, CA (BDO Dunwoody LLP)
       Brian Tipper, CA (Hedden Chong)
       Mr. Ken Bergestad (Global Innovative Systems Inc.)